Exhibit 4.2

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (this “Termination Agreement”), dated as of April 8, 2008 (the “Effective Date”), is made and entered into by and between Iomega Corporation, a Delaware corporation (the “Company”), and American Stock Transfer & Trust Co., as rights agent (the “Rights Agent”). Capitalized terms not otherwise defined in this Termination Agreement shall have the meaning ascribed to such terms in the Rights Agreement (as defined below).

WHEREAS, the Company and the Rights Agent previously entered into that certain Rights Agreement, dated as of July 29, 1999 (the “Rights Agreement”);

WHEREAS, in connection with the execution and delivery of that certain Share Purchase Agreement, dated as of December 12, 2007 (the “Purchase Agreement”), by and among the Company, Great Wall Technology Company Limited, a PRC company, ExcelStor Group Limited, a Cayman Islands company, ExcelStor Holdings Limited, a British Virgin Islands company, ExcelStor Great Wall Technology Limited, a Cayman Islands company, and Shenzhen ExcelStor Technology Limited, a PRC company, the Company and the Rights Agent entered into that certain First Amendment to Rights Agreement, dated as of December 12, 2007 (the “Amendment”);

WHEREAS, Section 7 of the Amendment provides that the Amendment shall terminate and be of no further force or effect in the event of the termination of the Purchase Agreement for any reason; and

WHEREAS, the Purchase Agreement has been terminated by the Company, effective as of the Effective Date, and the Company likewise desires to confirm the termination of the Amendment in accordance with Section 7 of the Amendment, effective as of the Effective Date.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Termination. Effective as of the Effective Date, the Amendment is hereby terminated in its entirety pursuant to Section 7 of the Amendment as of the Effective Date and shall be of no further force or effect and the parties thereto shall have no further rights or obligations thereunder. Notwithstanding the foregoing, all other terms and conditions of the Rights Agreement shall remain in full force and effect

2. Severability. If any term, provision, covenant or restriction of this Termination Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the parties hereto shall negotiate in good faith in an attempt to agree to another provision (instead of the provision held to be invalid, illegal or unenforceable) that is valid, legal and enforceable and carries out the parties’ intentions to the greatest lawful extent under this Termination Agreement, it being understood that the remaining provisions shall at all times remain in full force and effect and shall in no way be affected, impaired or invalidated.

3. Governing Law. This Termination Agreement shall be deemed a contract made under the laws of the State of Delaware, and for all purposes of this Termination Agreement shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

4. Counterparts. This Termination Agreement may be executed in any number of counterparts (including by facsimile), each of which shall be an original and all of which shall constitute one and the same document.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Termination Agreement to be duly executed as of the Effective Date.

Attest:		IOMEGA CORPORATION

By:	/s/ Ron S. Zollman	By:	/s/ Jonathan Huberman
Name:	Ron S. Zollman	Name:	Jonathan Huberman
Title:	General Counsel and Secretary	Title:	Chief Executive Officer

Attest:		AMERICAN STOCK TRANSFER & TRUST CO., as Rights Agent

By:	/s/ Carlos Pinto	By:	/s/ Herbert J. Lemmer
Name:	Carlos Pinto	Name:	Herbert J. Lemmer
Title:	Vice President	Title:	Vice President